August 19, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fresenius Kabi Pharmaceuticals Holding, Inc.
Amendment No. 1 to Registration Statement on Form S-4
SEC File No. 333-152690

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is made hereby on behalf of Fresenius Kabi Pharmaceuticals Holding, Inc. that acceleration of the effectiveness of the above-captioned Registration Statement be granted at 5:30 p.m. Eastern Time on August 19, 2008, or as soon thereafter as practicable.

In addition, Fresenius Kabi Pharmaceuticals Holding, Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Fresenius Kabi Pharmaceuticals Holding, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Fresenius Kabi Pharmaceuticals Holding, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRESENIUS KABI PHARMACEUTICALS HOLDING, INC.

By:	/s/ Rainer Baule
Name:	Rainer Baule
Title:	Director of Fresenius Kabi Pharmaceuticals Holding, Inc.